

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2015

<u>Via E-mail</u>
Michele L. Santana
Chief Financial Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton JM11
Bermuda

     Re: Signet Jewelers Limited
              Form 10-K for the Fiscal Year Ended February 1, 2014
              Filed March 27, 2014
              File No. 1-32349

Dear Ms. Santana:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ William H. Thompson

              William H. Thompson
              Accounting Branch Chief

cc: Mark Jenkins
        Chief Governance Officer & Corporate Secretary